EXHIBIT 99.8

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                       Telemig Celular Participacoes S.A.
                      Tele Norte Celular Participacoes S.A.

                  Proposal for Restatement of Company's Bylaws

(A) ARTICLE 23 SOLE PARAGRAPH RECTIFICATION

Current statements:
------------------

"Article 23. In addition to the attributions set forth by law, the Administrative Council shall be responsible for the following:

VII -to approve the Company's participation or alienation of participation in the equity capital of other corporation's;

IX - to authorize the disposal or pledging of permanent assets; ...

XIV - to authorize the practice of non-remunerated activities, for the benefit of the company's employees and the community, ...

Sole Paragraph - The Council may delegate power to any members of the Board of Directors to deliberate on items VII and XIV of this Article, establishing or not limitations on the exercise of this role."

Proposed Statements:
-------------------

"Article 23. In addition to the attributions set forth by law, the Administrative Council shall be responsible for the following:

VII -to approve the Company's participation or alienation of participation in the equity capital of other corporation's;

IX - to authorize the disposal or pledging of permanent assets; ...

XIV - to authorize the practice of non-remunerated activities, for the benefit of the company's employees and the community, ...

Sole Paragraph - The Council may delegate power to any members of the Board of Directors to deliberate on items IX and XIV of this Article, establishing or not limitations on the exercise of this role."


(B) ELIMINATION OF THE TECHNICAL OFFICER POSITION

Current Statement:
-----------------

"Article. 28. The Board of Directors consists of 1 (one) Chief Executive Officer and 3 (three) Executive Officers named:

a) Financial Officer;
b) Technical Officer; and
c) Human Resources Officer."
"Art. 31. The officers shall be responsible for:
I - Chief Executive Officer- ...
II - Financial Officer - ...
III - Technical Officer - Planning and execution of engineering projects aimed at the expansion and modernization of the network and new technologies research, as prescribed by the Administrative Council.
IV - Human Resources Officer - ..."

Proposed Statement:
------------------

Article 28. The Board of Directors consists of 1 (one) Chief Executive Officer and 2 (two) Executive Officers,

a) Financial Officer; and
b) Human ResourcesOfficer.
Article 31. The officers shall be responsible for:
I - Chief Executive Officer -...
II - Financial Officer  - ...
III -Human Resources Officer - ...
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(C) CREATION OF A STATUTORY RESERVE FOR INVESTMENTS

Proposed Statement: inclusion of a sole paragraph in article 40
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Article40 .Sole paragraph. The remaining balance of the Net Income for the year may be appropriated to a Investment Reserve, provided it is in accordance with capital budget previously approved by a general meeting and it is to be used to pay for the expansion of the Company's and its subsidiaries' activities, inclusively through subscriptions for capital increase or the creation of new businesses. It may not be approved with prejudice to the distribution of compulsory dividends, as provided in article 41. The balance of this reserve, as well as all profit reserves, except those for contingencies and for realizable profits, may not exceed the share capital; should this limit be reached, a general meeting shall decide whether the excess shall be applied to pay up or to increase the capital, or to distribute dividends.

Current Statement:

"Article. 43. After the distribution of compulsory minimum dividends, the General Shareholders Meeting shall deliberate on the appropriation of the remaining balance of the Net Income for the year. The Board may present a proposal, including: (i) to distribute supplementary dividends to shareholders;
(ii), to carry it forward to the next fiscal year as retained earnings, provided that it is to be used to finance the company's investment plan, in accordance with capital budget proposed by the board.

Proposed Statement:

"Art. 43. After the distribution of compulsory minimum dividends, the General Shareholders Meeting shall deliberate on the appropriation of the remaining balance of the Net Income for the year. The Board may present a proposal, including: (i) distribution of complementary dividends to shareholders; ;(ii) the creation of a Statutory Reserve for Investmentss, pursuant to article 39, second paragraph of the Company Bylaws.

(D) RE-RECTIFICATION OF THE MINUTES OF THE GENERAL MEETING HELD ON 04.29.2002

Telemig Celular Participacoes S.A.
---------------------------------

a) To rectify the amount of the capitalization of profits reserve mentioned in item (i) of the resolutions approved in the Extraordinary General Meeting (page 10 of the minute), as follows:
Where it reads ... capitalization of profits reserve totaling R$ 4,499,318.50 (four billion, four hundred forty nine thousand,three hundred and eighteen reais and fifty cents).
It should read ...capitalization of profits reserve totaling R$ 34,481,494.48 (thirty four million, four hundred eighty one thousand, four hundred ninety four reais and forty eight cents.
b) To ratify the other resolutions of the AGE/AGO/AGE minutes, on 04.29.2002.

Tele Norte Celular Participacoes S.A.
-------------------------------------

a) Rectify the name of Audit Commitee member present to the General Meeting (p. 10 of the minute): Replace the name of Audit Committee member Jorge da Cunha Fernandes by Jose Carlos Soares
b) Rectify the total number of shares into which the capital stock of the Company (mentioned in item "(i)" of the resolutions approved in that Extraordinary General Meeting) is divided, with consequent re-rectification of article 5 of the Company's bylaws (p. 02 and 03 of the minute):
Where it reads ... represented by 335,084,123.417 (three hundred thirty five billion, eighty four million, one hundred and twenty three thousand, four hundred and seventeen shares, of which 124,623,906,322 (one hundred and twenty four billion, six hundred and twenty three million, nine hundred and six thousand and three hundred twenty two) common shares and 210,460,217,095 (two hundred and ten billion, four hundred and sixty million, two hundred and seventeen thousand and ninety five) preferred shares...
It should read ...represented by 335,084,155,357 (three hundred thirty five billion, eighty four million, one hundred and fifty five thousand, three hundred and fifty seven) shares, of which 124,623,841,906 (one hundred and twenty four billion, six hundred and twenty three million, eight hundred and forty one thousand, nine hundred and six) common shares and 210,460,313,451 (two hundred and ten billion, four hundred and sixty million, three hundred and thirteen thousand, four hundred and fifty one) preferred shares...
c) Rectify the number representing the global amount of the officers remuneration, mentioned in item (iii) of the resolutions approved in that GM, for consistency with the amount written in full in that same item
Where It reads... amount up to R$ 2.100,00 (two million and one hundred thousand reais)It should read ...amount up to R$2,100,000.00 (two million and one hundred thousand reais) d) To ratify all other resolutions of the minutes of Ordinary/Extraordinary General Meeting held on 04.29.2002.